UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F/A
(Amendment No.1)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________

Commission File Number__________

ERO COPPER CORP.

(Exact name of registrant as specified in its charter)

Canada	1000	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

625 Howe Street, Suite 1050

Vancouver, British Columbia

V6C 2T6

(604) 449-9236

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, NY 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of Each Exchange On Which Registered:
Common Shares, no par value	ERO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☐

EXPLANATORY NOTE

This Amendment No. 1 amends the Registration Statement on Form 40-F of Ero Copper Corp., which was filed with the United States Securities and Exchange Commission on June 4, 2021 (the "Original Registration Statement" and, including any amendments thereto, the "Registration Statement"). This Amendment No. 1 is being filed solely to include certain additional exhibits with the Registration Statement that were too large to be filed with the Original Registration Statement.

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Registration Statement or reflect any events occurring after the filing of the Original Registration Statement. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Registration Statement.

EXHIBIT INDEX

Exhibit Number	Documents
Annual Information
99.1**	Annual Information Form for the year ended December 31, 2020
99.2**	Management’s Discussion and Analysis for the year ended December 31, 2020
99.3**	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019
99.4**	Annual Report dated March 16, 2021
99.5**	Sustainability Report dated April 13, 2021
99.6**	Annual Information Form for the year ended December 31, 2019
99.7**	Management’s Discussion and Analysis for the year ended December 31, 2019
99.8**	Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018
99.9**	Annual Report dated March 12, 2020
99.10**	Sustainability Report dated March 31, 2020
Quarterly Information
99.11**	Management’s Discussion and Analysis for the three months ended March 31, 2021
99.12**	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 and 2020
99.13**	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020
99.14**	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019
99.15**	Management’s Discussion and Analysis for the three and six months ended June 30, 2020
99.16**	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2020 and 2019
99.17**	Management’s Discussion and Analysis for the three months ended March 31, 2020
99.18**	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 and 2019
Shareholder Meeting Materials and Voting Results
99.19**	Report of voting results with respect to the annual general and special meeting of the Registrant’s shareholders held on May 4, 2021
99.20**	Management Information Circular, dated March 16, 2021, with respect to the annual general meeting of the Registrant’s shareholders held on May 4, 2021
99.21**	Management Information Circular, dated March 12, 2020, with respect to the annual general and special meeting of the Registrant’s shareholders held on May 7, 2020
99.22**	Report of voting results with respect to the annual general and special meeting of the Registrant’s shareholders held on May 7, 2020
Material Change Reports
99.23**	Material Change Report, dated December 1, 2020
99.24**	Material Change Report, dated November 24, 2020
Other Material Documents
99.25*	Technical Report on the MCSA Mining Complex dated January 14, 2021, with an effective date of October 1, 2020
99.26*	Technical Report on the NX Gold Mine dated January 8, 2021, with an effective date of September 30, 2020
99.27*	Technical Report on the NX Gold Mine dated February 3, 2020, with an effective date of September 30, 2019
Consents
99.28**	Consent of KPMG LLP
99.29*	Consent of Porfirio Cabaleiro Rodriguez, FAIG
99.30*	Consent of Paulo Roberto Bergmann, FAusIMM
99.31*	Consent of Dr. Augusto Ferreira Mendonça, RM SME
99.32*	Consent of Dr. Beck (Alizeibek) Nader, FAIG
99.33*	Consent of Bernardo Horta de Cerqueira Viana, MAIG
99.34*	Consent of Fábio Valério Câmara Xavier, MAIG
99.35*	Consent of Leonardo de Moraes Soares, MAIG

*	Filed herewith.
**	Previously Filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ERO COPPER CORP.

/s/ Deepk Hundal
Name: Deepk Hundal
Title: VP, General Counsel and Corporate Secretary

Date: June 4, 2021